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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NEOPHARM INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
CUSIP NO. 640919 10 6
(CUSIP Number)

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 640919 10 6        13G        PAGE 2 OF 10 PAGES

(1)	Names of Reporting Persons. S.S. or Identification Nos. of above persons (entities only).
John N. Kapoor

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With:
2,020,998 (see items 4 and 6)

		(6)	Shared Voting Power
330,000 (see items 4 and 6)

		(7)	Sole Dispositive Power
2,020,998 (see items 4 and 6)

		(8)	Shared Dispositive Power
330,000 (see items 4 and 6)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,350,998

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/
YES (see item 6)

(11)	Percent of Class Represented by Amount in Row (9)
14.35%

(12)	Type of Reporting Person (See Instructions)
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 640919 10 6        13G        PAGE 3 OF 10 PAGES

(1)	Names of Reporting Persons. S.S. or Identification Nos. of above persons (entities only).
John N. Kapoor Trust dtd. 9/20/89

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Illinois

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With:
998,205 (see items 4 and 6)

		(6)	Shared Voting Power
0 (see items 4 and 6)

		(7)	Sole Dispositive Power
998,205 (see items 4 and 6)

		(8)	Shared Dispositive Power
0 (see items 4 and 6)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
998,205

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/
YES (see item 6)

(11)	Percent of Class Represented by Amount in Row (9)
6.10%

(12)	Type of Reporting Person (See Instructions)
00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 640919 10 6        13G        PAGE 4 OF 10 PAGES

(1)	Names of Reporting Persons. S.S. or Identification Nos. of above persons (entities only).
Editha Kapoor

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With:
2,045,050 (see items 4 and 6)

		(6)	Shared Voting Power
330,000 (see items 4 and 6)

		(7)	Sole Dispositive Power
2,045,050 (see items 4 and 6)

		(8)	Shared Dispositive Power
330,000 (see items 4 and 6)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,375,050

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/
YES (see item 6)

(11)	Percent of Class Represented by Amount in Row (9)
14.52%

(12)	Type of Reporting Person (See Instructions)
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 640919 10 6        13G        PAGE 5 OF 10 PAGES

(1)	Names of Reporting Persons. S.S. or Identification Nos. of above persons (entities only).
John N. Kapoor 1994-A Annuity Trust

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Illinois

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With:
1,703,118 (see items 4 and 6)

		(6)	Shared Voting Power
0 (see items 4 and 6)

		(7)	Sole Dispositive Power
1,703,118 (see items 4 and 6)

		(8)	Shared Dispositive Power
0 (see items 4 and 6)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,703,118

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/
YES (see item 6)

(11)	Percent of Class Represented by Amount in Row (9)
10.42%

(12)	Type of Reporting Person (See Instructions)
00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 640919 10 6

1.
ISSUER.
(a)	Name of Issuer: NeoPharm, Inc.
(b)	Address of Issuer's Principal Executive Offices: 100 Corporate North — Suite 215 Bannockburn, IL 60015
2.
IDENTITY AND BACKGROUND.
(a)	Name of Person Filing:
(i) John N. Kapoor ("JNK"); (ii) John N. Kapoor Trust dated 9/20/89 (the "Trust"); (iii) Editha Kapoor (JNK's spouse) ("EK"); and (iv) John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust").
(b)	Address of Principal Business Office:
The address of each of the reporting persons is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60045.
(c)	Citizenship
Each of JNK and EK are citizens of the United States and the Trust and the Annuity Trust are organized under the laws of the State of Illinois.
(d)	Title of Class of Securities
This report relates to the common stock of the Company, par value $0.0002145 per share.
(e)	CUSIP Number 640919 10 6
3.
IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (b), OR 13D-2 (b), CHECK WHETHER THE PERSON FILING IS:

              Not Applicable.

PAGE 6 OF 10 PAGES

4.	OWNERSHIP:
	a.	Amount beneficially owned:
		(i)	JNK beneficially owns 2,350,998
		(ii)	The Trust beneficially owns: 998,205 shares
		(iii)	EK beneficially owns 2,375,050
		(iv)	The Annuity Trust beneficially owns 1,703,118 shares
	b.	Percent of class:
		(i)	JNK's beneficial ownership represents 14.35%
		(ii)	The Trust's beneficial ownership represents 6.10%
		(iii)	EK's beneficial ownership represents 14.52%
		(iv)	The Annuity Trust beneficially owns 10.42%
	c.	Number of shares as to which such person has:
		1.	JNK:
		(i)	Sole Voting Power:	2,020,998
		(ii)	Shared Voting Power:	330,000
		(iii)	Sole Dispositive Power:	2,020,998
		(iv)	Shared Dispositive Power:	330,000
		2.	The Trust:
		(i)	Sole Voting Power:	998,205
		(ii)	Shared Voting Power:	0
		(iii)	Sole Dispositive Power:	998,205
		(iv)	Shared Dispositive Power:	0
		3.	EK:
		(i)	Sole Voting Power:	2,045,050
		(ii)	Shared Voting Power:	330,000
		(iii)	Sole Dispositive Power:	2,045,050
		(iv)	Shared Dispositive Power:	330,000
		4.	The Annuity Trust:
		(i)	Sole Voting Power:	1,703,118
		(ii)	Shared Voting Power:	0
		(iii)	Sole Dispositive Power:	1,703,118
		(iv)	Shared Dispositive Power:	0

PAGE 7 OF 10 PAGES

5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
6.	OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

        JNK and EK are husband and wife. JNK is the sole trustee and sole beneficiary of the Trust as well as the managing partner of EJ Financial/NEO Management, L.P., a limited partnership (the "Partnership") to which the Trust transferred 995,293 shares of the Issuer's common stock for estate planning purposes in February 1999 (the Partnership and JNK have separately reported this transaction.) JNK has a 15 year annuity interest in income from the Annuity Trust. EK is the sole trustee of the Annuity Trust and also serves as the sole trustee of the Olivia Jane Kapoor Trust dated 12/20/90 which owns 85,483 Shares, the Jonathan Nath Kapoor Trust dated 12/20/90 which owns 85,483 Shares, the Jules Alexander Kapoor Trust dated 12/20/90 which owns 85,483 Shares and the Christina Grace Kapoor Trust dated 12/10/90 which owns 85,483 Shares (the "Childrens' Trusts"). The beneficiaries of the Childrens' Trusts are the children of JNK and EK and each of such children resides in their home. JNK and EK are also co-trustees of the John N. Kapoor Charitable Trust (the "Charitable Trust") which owns 330,000 Shares.

        In addition, JNK holds options to purchase 27,500 Shares of the Issuer which are exercisable within 60 days (the "Options Shares").

        JNK disclaims ownership of the Shares held in the Annuity Trust, the Charitable Trust and the Childrens' Trusts. The Trust disclaims ownership of the Shares beneficially owned by JNK, EK, the Annuity Trust, the Childrens' Trusts, the Charitable Trust, the Partnership and of the Options. EK disclaims ownership of the Shares beneficially owned by JNK, the Trust, the Annuity Trust, the Childrens' Trusts, the Charitable Trust, the Partnership and of the Options. The Annuity Trust disclaims ownership of the Shares beneficially owned JNK, EK, the Trust, the Childrens' Trusts, the Charitable Trust, the Partnership and of the Options.

7.	IDENTIFICATION AND CLASSIFICATION OF A SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
8.	IDENTIFICATION OF MEMBERS OF THE GROUP;
See Exhibit A.
9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
10.	CERTIFICATE:
Not Applicable

PAGE 8 OF 10 PAGES

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003		/s/ JOHN N. KAPOOR John N. Kapoor
John N. Kapoor Trust dated 9/20/89
February 7, 2003	By:	/s/ JOHN N. KAPOOR, TRUSTEE John N. Kapoor, Trustee
February 7, 2003		/s/ EDITHA KAPOOR Editha Kapoor
John N. Kapoor 1994-A Annuity Trust
February 7, 2003	By:	/s/ EDITHA KAPOOR, TRUSTEE Editha Kapoor, Trustee

PAGE 9 OF 10 PAGES

EXHIBIT A
AGREEMENT
TO
JOINTLY FILE AMENDMENT NO. 3
TO SCHEDULE 13G

        The undersigned hereby agree to jointly prepare and file with regulatory authorities as Amendment No. 3 to Schedule 13G and any future amendment thereto reporting each of the undersigned's ownership of securities of NeoPharm, Inc., and hereby affirm that such Admendment No. 3 to Schedule 13G is being filed on behalf of each of the undersigned.

John N. Kapoor Trust, dtd 9/20/89
DATED: February 7, 2003 Chicago, Illinois	By:	/s/ JOHN N. KAPOOR, TRUSTEE John N. Kapoor, Trustee
DATED: February 7, 2003 Chicago, Illinois		/s/ JOHN N. KAPOOR John N. Kapoor
DATED: February 7, 2003 Chicago, Illinois		/s/ EDITHA KAPOOR Editha Kapoor
John N. Kapoor 1994-A Annuity Trust
DATED: February 7, 2003 Chicago, Illinois	By:	/s/ EDITHA KAPOOR, TRUSTEE Editha Kapoor, Trustee

PAGE 10 OF 10 PAGES

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